Exhibit 99.1

FOR IMMEDIATE RELEASE

Nature Wood Group Limited Announces Change in Controlling Shareholder Following Completion of Private Share Transfer

Macau, October 22, 2025 (PRNewswire) — Nature Wood Group Limited (Nasdaq: NWGL) (“Nature Wood” or the “Company”), a global leading vertically-integrated forestry company headquartered in Macau, today announced a change in its controlling shareholder following the closing of a private transaction.

On October 22, 2025, the board of directors of the Company was notified that Mr. SE Hok Pan, Easy Bliss Limited, Linking Stars Limited, More Choice Global Limited, Mr. CHAN Wing Luk and Mr. HUANG Qing Cai (collectively, the “Sellers”) completed the transfer of an aggregate of 114,974,179 ordinary shares, representing approximately 86.82% of the Company’s issued and outstanding ordinary shares, to TUTU Business Services Limited, Ms. LIANG Yanxia, Mr. LI Xianfeng, Ms. MIAO Huiping, Mr. WANG Lei and Mr. WANG Gang (collectively, the “Purchasers”), pursuant to a share purchase agreement dated October 22, 2025. The closing occurred immediately upon execution of the Share Purchase Agreement.

This transaction was effected by private sale of existing ordinary shares. The Company did not issue any new shares and was not a party to the Share Purchase Agreement.

Following closing, TUTU Business Services Limited became the controlling shareholder of Nature Wood Group Limited.

About Nature Wood Group Limited

Nature Wood Group Limited is a global leading vertically-integrated forestry company that focuses on timber and wood products industry. The Company’s operations cover both up-stream forest management and down-stream wood-processing and distribution. Nature Wood offers a broad line of products, including logs, decking, flooring, sawn timber, primarily through its sales network in Europe, South Asia, South America, North America and China. The Company is one of the largest exporters of wood products in Peru. For more information, please visit: www.nature-wood.com.

For investor and media inquiries, please contact:

Kam Pang Chim

CFO

Email: jim@nature-wood.com